Exhibit 99.1

Eco Wave Power Boosts Board Strength with Election of Renowned Risk & Sustainability Expert Hilary Ackermann, Strengthening U.S. Strategy Ahead of Port of LA Project Official Opening

Stockholm, Sweden – July 17, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, is pleased to announce the election of Hilary E. Ackermann to its Board of Directors, following approval at the Company’s Annual General Meeting (AGM).

Ms. Ackermann, who previously served on Eco Wave Power’s Advisory Board, is a recognized leader in energy sustainability, corporate governance, and risk management. Her transition to the formal Board of Directors reflects the Company’s commitment to strengthening its global leadership team as it accelerates commercialization—particularly in the United States.

Ms. Ackermann’s appointment comes at a strategically significant time for the Company, ahead of the official opening of Eco Wave Power’s first U.S. wave energy project at the Port of Los Angeles, developed in collaboration with Shell and AltaSea.

“We are honored to welcome Hilary to our Board of Directors,” said Inna Braverman, CEO of Eco Wave Power. “Her distinguished career in clean energy oversight, risk strategy, and governance will be instrumental as we scale our global footprint and continue integrating wave energy into the renewable power mix.”

Ms. Ackermann currently serves on the Board of Directors of Vistra Energy, where she chairs the Sustainability and Risk Committee and is a member of the Generation and Safety Oversight Committee. She has over three decades of experience in the energy and financial sectors, including senior roles at Goldman Sachs, and Swiss Bank Corporation (now UBS). Her prior board experience includes Dynegy Inc., Apollo Investment Corporation, Credit Suisse Holdings (USA), and several Hartford investment funds.

In recognition of her boardroom leadership, Ms. Ackermann was named to the NACD Directorship 100 in 2020 and listed among Women Inc.’s Most Influential Corporate Directors in 2018.

“I am excited to join Eco Wave Power’s Board of Directors and contribute to the Company’s mission of delivering scalable, cost-efficient wave energy solutions,” said Ackermann. “Eco Wave Power’s pioneering technology and expanding project pipeline represent a compelling model for renewable energy innovation, and I look forward to supporting its strategic growth and governance.”

With this appointment, Eco Wave Power strengthens its corporate governance framework and reinforces its long-term commitment to excellence, transparency, and sustainability in the energy transition.

About Eco Wave Power Global AB (publ)

Eco Wave Power (Nasdaq: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the company developed and operates Israel’s first grid-connected wave energy power station—recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India—contributing to a growing project pipeline of 404.7 MW.

The company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses: the acceleration of U.S. commercialization, the belief that Ms. Ackermann’s appointment to Eco Wave Power’s Board of Directors is coming at a strategically significant time for the Company, and that Ms. Ackermann’s appointment will be instrumental as the Company scales its global footprint and continues integrating wave energy into the renewable power mix. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.